UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

5 QUESTIONS

FOR GOLD FIELDS

SHAREHOLDERS

TO ASK GOLD FIELDS

MANAGEMENT

AT TODAY’S A.G.M

1.	If the IAMGold transaction is such a good deal for Gold Fields shareholders, why did Gold Fields management sign mandates with defense advisors before it was even announced?

2.	Why did the Gold Fields board deem it necessary to provide their CEO and CFO with golden parachutes one week after the announcement of the IAMGold transaction?

3.	Why did the Gold Fields board post a misleading document to their shareholders with the full knowledge that the “fair and reasonable” opinions prepared by Goldman Sachs and JP Morgan were in dispute and have subsequently been ruled by the Executive Committee of the SRP not to have been prepared by independent “appropriate external advisors”?

4.	On 6 August 2004, JP Morgan were appointed defence advisor to Gold Fields.Why did JP Morgan approach Harmony on 18 August 2004, seven days post the IAMGold transaction announcement, with a proposal to merge the two companies’ South African assets, on terms that are less favourable to Gold Fields shareholders than Harmony’s offers today?

5.	Why is Gold Fields management claiming that the Harmony offers are “coercive” when the offers afford all Gold Fields shareholders an equal opportunity to participate in the upfront premium and allows them the opportunity to decide for themselves?

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR    ISIN: ZAE000015228

(“Harmony”)

OFFERING VALUE TO GOLD FIELDS SHAREHOLDERS

ACCEPT THE HARMONY

EARLY SETTLEMENT OFFER TODAY

For further information, please visit the Harmony website: www.harmony.co.za

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this press release. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this press release is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer